

Mail Stop 3561

April 12, 2007

Mr. Richard M. Brooks
President and Chief Executive Officer
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

>   **Re: Zumiez Inc.**
>   **Form 10-K for Fiscal Year Ended February 3, 2007**
>   **Filed March 27, 2007**
>   **File No. 0-51300**

Dear Mr. Brooks:

　　　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 49

Marketable Securities, page 49

1.   We note that marketable securities represent a significant amount of your total
        assets. Please tell us and disclose:

        •   Total gains for securities with net gains in accumulated other comprehensive
            income and total losses for securities with net losses in accumulated other
            comprehensive income by major security type as of each balance sheet date in
            accordance with paragraph 19 of SFAS 115; and

        •   Information about the contractual maturities as of the most recent balance
            sheet date in accordance with paragraph 20 of SFAS 115.

        In addition, if unrealized losses are material, please tell us and disclose by major
        security type the aggregate fair value of investments with unrealized losses and
        the aggregate amount of unrealized losses segregated by those investments that
        have been in a continuous unrealized loss position for less than 12 months and
        those that have been in a continuous unrealized loss position for 12 months or
        longer, and why impairments are other-than-temporary. Refer to FASB Staff
        Position FAS 115-1 and 124-1.

Stock Compensation, page 52

2.   We note conflicting disclosures regarding the method used to recognize stock-
        based compensation. On pages 33, 53 and 59 you disclose that you recognize
        compensation expense on an accelerated method over the vesting periods of the
        awards. On page 52 you disclose that the fair value of the awards is amortized
        using the straight-line method over the vesting period. Please tell us what method
        you are using and why it complies with paragraph 42 of SFAS 123(R). In
        addition, please revise your disclosure as appropriate.

Note 8. Commitments and Contingencies, page 60

Leases, page 60

3.   Please disclose minimum rentals, contingent rentals and sublease rentals for each period presented in accordance with paragraph 16c of SFAS 13.

Note 10. Business Acquisition, page 61

4.   Please explain to us the process you used to identify intangible assets that meet the criteria in paragraph 39 of SFAS 141. Please also tell us how you estimated the fair value of intangible assets and why the valuations incorporate assumptions that marketplace participants would use in making estimates of fair value. We are particularly interested in understanding how you treated acquired trade names, trademarks, customer lists and lease agreements.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief